BIOHEART, INC.
July 11, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1, Amendment No. 2
Filed June 5, 2007
File No. 333-140672
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 19, 2007, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Amendment No. 2 (“Amendment No. 2”) showing the changes from Amendment No. 1 to the Registration Statement is attached for your reference. The changes made in Amendment No. 2 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update business information since the Company’s previous filing.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 2.
Prospectus Summary
MyoCell, page 1
1.     Please file the agreement with Johnson & Johnson as an exhibit, and discuss its material terms in the Business section.
RESPONSE: The Company has filed the supply agreement with Biosense Webster, a Johnson & Johnson company, as Exhibit 10.20 with Amendment No. 2. The Company respectfully refers the Staff to page 88 of Amendment No. 2 under the section entitled “Business — Collaboration with Biosense Webster involving MyoStar and the MyoStar System” which summarizes the material terms of this supply agreement.

Securities and Exchange Commission
July 11, 2007

Risk Factors, page 3
2.     We note you added this discussion in response to comment 15. Please disclose, as stated in a risk factor on page 14, that six patients have died in clinical trials. Also, briefly discuss BlueCrest’s security interest and other rights, as discussed in a risk factor on page 9.
RESPONSE: The Company has revised the disclosure on page 3 of Amendment No. 2 in response to the Staff’s comment.
Use of Proceeds, page 41
3.     We note the revisions pursuant to comment 30. Since you plan to use funds “for the further development and clinical testing of [you] pipeline product candidates,” the comment also applies to this use. With respect to any product candidates for which an IND has been filed, please identify the product candidate, and state the stage of development to which you anticipate the funds from this offering will carry the product candidate.
RESPONSE: The Company has revised the disclosure on page 41 of Amendment No. 2 in response to the Staff’s comment to indicate where in the development process it expects to be after the expenditure of the offering proceeds. The Company respectfully advises the Staff that it has not yet filed an IND for any product candidate other than its MyoCell and MyoCell II with SDF-1 product candidates. For such product candidates, the Company has specifically identified where in the development process it expects to be after the expenditure of the offering proceeds. For the Company’s other product candidates, the Company has clarified that the proceeds will be used for research and development, preclinical testing and/or commencement of clinical testing.
4.     We note your response and revisions pursuant to comment 31.
•	Since you state that you plan to use some funds “for the repayment of certain debt obligations,” please state the interest rate and maturity of the debt. Also, if the debt was incurred within the past year, describe the use of proceeds of the debt. See instruction 4 to Item 504 of Regulation S-K.

•	Please disclose in the filing, as you state in your response letter, that you currently do not have any agreements or understandings for acquisitions of technologies or businesses. Also state, if true, that you do not have any agreements or understandings for the establishment of partnerships and collaborations complementary to your business.
RESPONSE: The Company has revised the disclosure on page 41 of Amendment No. 2 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview, page 48
Stock-Based Compensation, page 49

Securities and Exchange Commission
July 11, 2007

5.     Refer to your response to comment 33. Please include in your revised disclosure all of the information requested in the previous comment. Include whether the valuations were performed contemporaneously and why this timing was appropriate. Also include why you decided not to enlist the help of a third party valuation expert in determining those fair values.
RESPONSE: The Company has revised the disclosure on pages 50-51 of Amendment No. 2 to include a more robust discussion of the valuation methodologies used in the determination of its stock price. This revised disclosure includes a discussion of the timing when the valuations were performed and why the Company believes this timing was appropriate.
In December 2006, the Company’s management team did utilize the services of an independent valuation consultant in connection with management’s preparation of a retrospective analysis of the fair value of its common stock as of August 2006, July 2004 and May 2003. However, no portion of the Registration Statement has been reviewed or passed upon by the independent valuation consultant and no information is set forth in the Registration Statement upon the authority of the independent valuation consultant as an expert. In addition, no portion of a report or opinion of a valuation expert is quoted or summarized as such in the Registration Statement. Accordingly, we do not believe that it is necessary to name the independent valuation consultant in the Registration Statement, or to file the consent of any such consultant as an exhibit under Rule 436(b) of Regulation C.
Consolidated Financial Statements — Years Ended December 31, 2006, page F-1
Notes to Consolidated Financial Statements, page F-7
7. Related Party Transactions
6.     Refer to your response to Comment No. 39. We were unable to identify any significant change to your prior disclosure. Please clarify in your disclosure which portion of this estimated $3.5 million compensation was related to services in years prior to 2006. Provide to us supplementally a discussion of when this person was employed and the amounts, if any, of compensation paid to this individual between 2002 and 2006. If no compensation was paid or accrued between 2002 and 2005, tell us why.
RESPONSE: The Company has revised its disclosure on pages 120, 128-129 and F-15-F-16 of Amendment No. 2 to indicate that, prior to its entering into the agreement, or the Settlement Agreement, with the Company’s Vice President of Public Relations in August 2006, certain disputes had arisen between this officer and the Company as to the number of stock options awarded to the officer and the amount of unpaid salary and other compensation owed to the officer since he commenced his employment with the Company in December 1999. The shares, options and warrants granted to the officer pursuant to the Settlement Agreement were issued to settle the disputed items and in consideration for the officer’s release of any claims he may have against the Company related to or arising from his employment or any compensation owed to him. The Company recognized various expenses upon the execution of the Settlement Agreement, when the expense amounts were both known and quantifiable.
The Company supplementally advises the Staff that that this officer has been employed by the Company since December 1999 and continues to be employed by the Company as of the date hereof. The Company

Securities and Exchange Commission
July 11, 2007

paid this officer cash compensation of $115,000, $130,000, $130,000 and $130,500 in 2002, 2003, 2004 and 2005, respectively. All of these amounts are reflected in our financial statements for such periods. In addition, in December 2005, the Company issued the officer an option to purchase 500 shares of the Company’s common stock at an exercise price of $3.50 per share.
8. Stockholders’ Equity, page F-16
Warrants
7. Please provide a more robust and comprehensive summary discussion of Warrants issued to employees and non-employees. Include minimum disclosure requirements under the guidance of FAS 123(R). Refer to Appendix A paragraph A240.
RESPONSE: The Company has revised the disclosure on pages F-19 - F-20 and F-33 of Amendment No. 2 in response to the Staff’s comment.
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In addition, the Company acknowledges that:
     *     should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     *     the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     *     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,

/s/ William M. Pinon
William M. Pinon

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